UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT No. 9
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                eAutoclaims, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                     278578
                                 (CUSIP Number)

                         c/o Advantage Fund G.P. Limited
     Executive Offices, 380 Sherin Drive, Oakville, Ontario, Canada L6L 4J3
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 16, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-00)
CCH S00128 0331

CUSIP No 278578

1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

         Canadian Advantage Limited Partnership

2.       Check the appropriate Box if a Member of a Group

         (a) [ ] (b) [ X ]

3.       SEC Use Only

4.       Source of Funds
         OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2 (d) or 2 (e)     [ ]

6.       Citizenship or Place of Organization
         Canada

Number of Shares Beneficially Owned By Each Reporting Person With

7.       Sole Voting Power
         3,221,454

8.       Shared Voting Power
         0.00

9.       Sole Dispositive Power
         3,221,454

10.      Shared Dispositive Power
         0.00

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,890,469

12.      Check Box if the Aggregate Amount in row (11) Excludes Certain Shares
         [ ]

13.      Percent of Class Represented by Amount in Row (11)
         6.0%

14.      Type of Reporting Person
         OO

CUSIP No 278578

1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

         Advantage (Bermuda) Fund, LTD.

2.       Check the appropriate Box if a Member of a Group

         (a) [ ] (b) [ X ]

3.       SEC Use Only

4.       Source of Funds
         OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2 (d) or 2 (e)     [ ]

6.       Citizenship or Place of Organization
         Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With

7.       Sole Voting Power
         1,191,497

8.       Shared Voting Power
         0.00

9.       Sole Dispositive Power
         1,191,497

10.      Shared Dispositive Power
         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,890,469

12.      Check Box if the Aggregate Amount in row (11) Excludes Certain Shares
         [ ]

13.      Percent of Class Represented by Amount in Row (11)
         6.0%

14.      Type of Reporting Person
         OO

CUSIP No 278578

1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

         John K. Pennington

2.       Check the appropriate Box if a Member of a Group

         (a) [ ] (b) [ X ]

3.       SEC Use Only

4.       Source of Funds
         OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2 (d) or 2 (e)     [ ]

6.       Citizenship or Place of Organization
         Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With

7.       Sole Voting Power
         477,518

8.       Shared Voting Power
         0.00

9.       Sole Dispositive Power
         477,518

10.      Shared Dispositive Power
         0.00

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,890,469

12.      Check Box if the Aggregate Amount in row (11) Excludes Certain Shares
         [ ]

13.      Percent of Class Represented by Amount in Row (11)
         6.0%

14.      Type of Reporting Person
         IN

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share, of eAutoclaims, Inc., a Nevada corporation ("eAuto"), with its principal executive offices located at 110 East Douglas Road, Oldsmar, Florida 34677.


ITEM 2.   IDENTITY AND BACKGROUND.

          The persons filing this statement are:

          Canadian Advantage Limited Partnership ("CLAP"), is an Ontario (Canada) limited partnership whose principal Executive offices are c/o Advantage Fund G.P. Limited, Executive Offices, 380 Sherin Drive, Oakville, Ontario L6L 4J3, Canada. Advantage Fund G.P. Limited is now the general partner of CALP.

          Advantage (Bermuda) Fund, Ltd. ("ABFL"), is a Bermuda company, whose principal offices are Washington Mall, 3rd Floor, 22 Church Street, Hamilton HMII, Bermuda. Advantage Fund G.P. Limited is the agent of ABFL.

          John Pennington ("Pennington"), is an individual whose Principal offices are c/o Advantage Fund G.P. Limited, Offices, 380 Sherin Drive, Oakville, Ontario L6L 4J3. Mr. Pennington is the President of Advantage Fund G.P. Limited and a director of eAuto.

          This Schedule 13D is jointly filed by the above-named persons.

          Mr. Pennington is the individual who currently has authority to vote and dispose of the eAuto securities beneficially owned by CALP and ABFL. Accordingly, Mr. Pennington, Advantage Fund, CALP and ABFL may be considered a group that beneficially owns all the shares beneficially owned by and of them.

          During the last five years, none of John Pennington, CALP, or ABFL,
          (i) has been convicted in a criminal proceeding, or (ii) administrative body of competent jurisdiction and as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On December 7, 2001, CALP and ABFL gave notice to eAuto of the exercise of their conversion rights with respect to 210 shares of eAuto's Series A Convertible Preferred Stock ("Preferred Stock"). On March 27, 2002, an aggregate of 4,097,951 shares of eAuto Common Stock was issued to CALP and ABFL in exchange for conversion of all 210 shares of the Preferred Stock. The Preferred Stock was acquired by CALP and ABFL between August 28, 2000 and January 26, 2001. No payment was required upon conversion of the Preferred Stock. The source of the purchase price for the Preferred Stock acquired by CALP and ABFL was funds held for investment.

          CALP holds warrants to purchase 229,950 shares of eAuto Common Stock, at exercise prices of between $1.46 and $3.33 per share. ABFL holds warrants to purchase 85,050 shares of eAuto Common Stock, at exercise prices of between $1.46 and $3.33 per share. Neither CALP nor ABFL has exercised any warrants.

          The source of Mr. Pennington's funds is Personal Funds.


ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons acquired their interest in the Issuer solely for investment purposes.

The Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

1. The acquisition by and person of additional securities of the Issuer, or the disposition of securities of the Issurer;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3. A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4. Any material change in the present capitalization or dividend policy of the Issuer;

5. Any other material change in the Issuer's business or corporate structure;

6. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by and person;

7. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

9.        Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, including the exercise of warrants, depending on the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Person's own businesses, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in the Common Stock, although they have no current intention to do so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          a. CALP and ABFL's ownership consists of (i) 4,097,951 common shares issued in exchange for 210 shares of preferred stock and (ii) 315,000 warrants to purchase shares of common stock at exercise prices of between $1.46 and $3.33 per share.

               Mr. Pennington's ownership consists of (i) 440,018 shares issued to him for his service on the Board of Directors and , (ii) options to acquire 37,500 shares of common stock at exercise prices between $0.14 and $0.30. This amount excludes unvested options to acquire 50,000 common shares at exercise prices between $0.16 and $0.30 which vest through July, 2007.

          b. Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 4,890,469 shares of common stock, or approximately 6.0% of the outstanding shares of the Company's common stock.

          c. Mr. Pennington was issued 156,250 shares of common stock as a retainer for his services on the Board of Directors for the fiscal year beginning on August 1, 2006.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 5 above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.




ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 24, 2006,                   JOHN PENNINGTON


                                   By:       /s/ John K. Pennington
                                      ------------------------------------------


August 24, 2006,                   CANADIAN ADVANTAGE LIMITED PARTNERSHIP

                                   By:      Advantage Fund G.P. Limited,
                                            its general partner


                                            /s/      John K. Pennington
                                            ------------------------------------
                                            Title:   President


August 24, 2006,                   ADVANTAGE (BERMUDA) FUND, LTD.

                                   By:      Advantage Fund G.P. Limited,
                                            its general partner


                                            /s/      John K. Pennington
                                            ------------------------------------
                                            Title:   President